[EXHIBIT 11]

                                 FNB Rochester Corp.
                      Computations of Earnings Per Common Share

                                           Year Ended December 31

                                           1996      1995      1994
        (in thousands except per share amounts)
   Net income                              $4,133    $2,854    $1,937
   Net income applicable to common stock   $4,133    $2,854    $1,937
   Weighted average common shares and
    equivalents outstanding
       Primary                              3,570     3,569     3,311

   Net income per common share
       Primary                             $ 1.16    $ 0.80    $ 0.58
                                            _____     _____     _____

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